EXHIBIT 99.2

MILLENNIUM CHEMICALS INC.
   NEWS RELEASE


Contact:   Mickey Foster
           Vice President - Investor Relations
           (732) 933-5140

                                                        FOR IMMEDIATE RELEASE


                MILLENNIUM CHEMICALS TO SELL ACETYLS' SYNGAS UNIT
                 AND 15% OF METHANOL CAPACITY FOR $122.5 MILLION

London, England, and Red Bank, New Jersey, November 16, 1998 - Millennium Chemicals Inc. ("Millennium") (NYSE-MCH) today announced that its wholly owned subsidiary Millennium Petrochemicals Inc. ("Millennium Petrochemicals") has entered into an agreement to sell its La Porte, Texas, synthesis gas ("syngas") unit and a 15% interest in its methanol business to a wholly owned subsidiary of Linde AG ("Linde") for $122.5 million in cash.

Millennium Petrochemicals and Linde will establish a methanol production partnership to own the methanol facility in La Porte. Linde will operate the facility and hold the 15% interest in the partnership, with an option to increase its partnership interest to 20% at a later date. Millennium Petrochemicals will hold the remaining interest. Linde has agreed to sell syngas and carbon monoxide to Millennium Petrochemicals and the partnership under a supply agreement.

"This `win-win' transaction with Linde demonstrates once again Millennium's determination to go beyond traditional ways of doing business to be a truly value-creative chemical company" said William M. Landuyt, Chairman and CEO of Millennium. "The sales proceeds will increase our financial flexibility while Linde's industrial gases expertise supports their ability to supply syngas to us at a very competitive price." Landuyt added, "This transaction will create a partnership which will bring Linde's specialized technology and know-how to the syngas and methanol operations. It will further allow Millennium Petrochemicals to focus its energies on its core acetic acid and vinyl acetate monomer businesses."

Background
Natural gas is used to produce syngas, a combination of carbon monoxide and hydrogen. Some carbon monoxide is separated from syngas and purified. Syngas is used to make methanol. Millennium uses a portion of its methanol, along with the purified carbon monoxide, to make acetic acid; the remainder of the methanol produced is sold to third parties. Acetic acid and ethylene are used to produce vinyl acetate monomer ("VAM").

                           Acetyls Process Integration
                                 La Porte, Texas

                                 CHART OMITTED

Methanol is a feedstock used to produce acetic acid; methyl tertiary butyl ether ("MTBE"), a gasoline additive; formaldehyde and solvents for chemicals, coatings, inks and adhesives. Acetic acid is a feedstock used to produce VAM, terephthalic acid (used to produce polyester for textiles and plastic bottles), industrial solvents, dyes and pharmaceuticals. VAM is a petrochemical product used to produce adhesives, water-based paints, textile coatings, paper coatings and a variety of polymer products.

Millennium   Chemicals  Inc.  (website:   www.millenniumchem.com)   is  a  major
international chemicals company, with leading market positions in a broad range of commodity, industrial, performance and specialty chemicals.

Millennium Chemicals Inc. is:
     The second-largest producer of TiO2 in the world and a leading producer of titanium tetrachloride;

     The second-largest producer of acetic acid and vinyl acetate monomer in the United States; A leading producer of fragrance chemicals and other products, including cadmium/selenium pigments and silica gel; and

     Through its partnership interest in Equistar Chemicals, LP, a partner in the largest producer of ethylene, propylene and polyethylene in North America and a leading producer of ethylene oxide and its derivatives and high value-added specialty polymers, color concentrates and polymeric powders.

The statements in this release relating to matters that are not historical facts are forward-looking statements that involve risks and uncertainties, including, but not limited to, future global economic conditions, production capacity, competitive products and prices and other risks and uncertainties detailed in the Securities and Exchange Commission filings of Millennium Chemicals.

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